Exhibit 21.1

List of Subsidiaries of
Freeport-McMoRan Inc.

Entity(1)	Jurisdiction of Organization
Climax Molybdenum Company	Delaware
Cyprus Amax Minerals Company	Delaware
Cyprus Climax Metals Company	Delaware
Cyprus Metals Company	Delaware
Freeport Minerals Corporation	Delaware
Freeport-McMoRan Bagdad Inc.	Delaware
Freeport-McMoRan Exploration Corporation	Delaware
Freeport-McMoRan Morenci Inc.	Delaware
PT Freeport Indonesia	Indonesia
Sociedad Minera Cerro Verde S.A.A.	Peru

(1)	Omitted from this list are subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2020.